UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

FOMENTO ECONÓMICO MEXICANO, S.A. B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, furnishing the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes  ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga Chief Financial Officer

Date: March 26, 2012

FOMENTO ECONOMICO MEXICANO, S.A.B. DE C.V.

SUMMARY OF THE RESOLUTIONS TAKEN BY THE GENERAL ORDINARY SHAREHOLDER’S MEETING HELD ON MARCH 23RD, 2012

QUORUM OF ATTENDANCE 88.52%

First: The following reports and opinions were approved: (i) the Report of the Chief Executive Officer, (ii) the Opinion of the Board of Directors regarding the content of the Report of the Chief Executive Officer; (iii) the report of the Board of Directors regarding the main policies and accounting criteria of Fomento Económico Mexicano, S.A.B. de C.V. (“the Company”), including the operations and activities in which they were involved; (iv) the Reports of the audit and corporate practices committees, and (v) the individual and consolidated financial statements of the Company for the 2011 fiscal year; and all activities of the Board of Directors and its committees performed as of December 31st, 2011 were ratified.

Second: The report of the review of the tax status of the Company was read and approved, being such report part of the Company’s external auditor report for the financial statements for the fiscal year ended on December 31st, 2010, since the report for the 2011 fiscal year, as of the date of the meeting, has not been submitted to the tax authorities.

Third: The project for the allocation of profits was approved, as follows:

It was approved that the net income of the year, which amounts $15,132,607,000.00 Mexican Pesos, shall remain on the deferred profit account.

It was approved to declare a dividend for shareholder in the amount of $6,200’000,000.00 Mexican Pesos, amount of which is taken from the retained earnings account, payable in the amount of $0.30919132 Mexican Pesos per each Series “B” share, and $0.38648915 Mexican Pesos per each Series “D” share, corresponding to $1.545957Mexican Pesos per “B Unit” and $1.855148Mexican Pesos per “BD” Unit.

The dividend shall be paid from the consolidated net taxable income account, therefore no income tax shall be generated. The dividend shall be paid to the shareholders in two installments, as follows:

•	The first installment of $0.7729785 Mexican Pesos per FEMSA Unit “B” and $0.927574 Mexican Pesos per FEMSA Unit “BD”, which represents 50% of the dividend, will be paid from May 3, 2012 upon delivery of Coupon No.7.

•	The second exhibition of $0.7729785 Mexican Pesos per FEMSA Unit “B” and $0.927574 Mexican Pesos per FEMSA Unit “BD”, which represents 50% of the dividend, will be paid from November 6, 2012, against Coupon No.8.

The coupons are attached to the certificates issued by the Company in May 2008 representing the existing outstanding shares.

Fourth: The amount of $3,000’000,000.00 Mexican Pesos was established as the maximum amount of resources to be used for the share repurchase program.

Fifth: The election of the following members of the board and its secretaries, the qualification of independence of its members and the determination of its compensation was approved as follows:

BOARD OF DIRECTORS

Directors elected by the

Series B Shareholders

Members:	Alternates:

José Antonio Fernández Carbajal

Eva María Garza Lagüera Gonda

Paulina Garza Lagüera Gonda

José Fernando Calderón Rojas

Consuelo Garza de Garza

Max Michel Suberville

Alberto Bailleres González

Francisco Javier Fernández Carbajal

Ricardo Guajardo Touché

Alfredo Livas Cantú

Mariana Garza Lagüera Gonda

José Manuel Canal Hernando

Federico Reyes García

Barbara Garza Lagüera Gonda

Othón Páez Garza

Francisco José Calderón Rojas

Alfonso Garza Garza

Max Michel González

Arturo Fernández Pérez

Javier Astaburuaga Sanjines

Alfonso González Migoya

Sergio Deschamps Ebergenyi

Juan Guichard Michel

Ricardo Saldívar Escajadillo

Directors elected by the

Series D Shareholders

Members:	Alternates:

Armando Garza Sada Moisés Naim Helmut Paul Michael Larson Robert E. Denham	Enrique F. Senior Hernández Francisco Zambrano Rodríguez Ernesto Cruz Velázquez de León

The shareholders’ meeting, as set forth in Article 26 of the Mexican Securities Market Law (Ley del Mercado de Valores), qualified Ricardo Guajardo Touché, Alfonso González Migoya, Alfredo Livas Cantú, Sergio Deschamps Ebergenyi, José Manuel Canal Hernando, Ricardo Saldívar Escajadillo, Armando Garza Sada, Enrique F. Senior Hernández, Ernesto Cruz Velázquez de León, Francisco Zambrano Rodríguez, Helmut Paul, Moisés Naim, Michael Larson and Robert Denham as independent directors, considering the information and documentation submitted to the Company.

The shareholders elected José Antonio Fernández Carbajal as chairman of the board, Carlos Eduardo Aldrete Ancira as secretary and Arnulfo Eduardo Treviño Garza as alternate secretary.

The compensation for each member of the board of directors was approved as follows for each meeting attended: (i) the amount of$ 15,000.00 U.S. dollars, for directors resident abroad and not shareholders or representatives of shareholders of the Company or its subsidiaries, and (ii) the amount of $ 10,000.00 U.S. dollars for all other directors.

Sixth: The following persons were elected to the audit, finance and corporate practices committees, the chairmen of each committee were elected and their compensation was determined:

Audit Committee

José Manuel Canal Hernando
Francisco Zambrano Rodríguez
Alfonso González Migoya
Ernesto Cruz Velázquez de León

José Manuel Canal Hernando was elected as chairman of the committee and finance expert and José González Ornelas was elected secretary non-member of the committee.

Finance Committee

Ricardo Guajardo Touché
Federico Reyes García
Robert E. Denham
Francisco Javier Fernández Carbajal
Alfredo Livas Cantú

Ricardo Guajardo Touché was elected chairman of the committee, Javier Astaburuaga Sanjines was elected as secretary non-member of the committee.

Corporate Practices Committee

Helmut Paul
Robert E. Denahm
Ricardo Saldívar Escajadillo

Helmut Paul was elected chairman of the committee, Alfonso Garza Garza was elected as secretary non-member of the committee.

It was approved to set the amount of $4,000.00 U.S. dollars as compensation for attending to each meeting of the audit committee, and the amount of $3,750.00 U.S. dollars for attending to each meeting of finance and corporate practices committees, payable in Mexican pesos, at the exchange rate to settle liabilities in foreign currency payable in Mexico, published by the Bank of Mexico (Banco de México) in the Federal Official Gazette on the date of payment.

Seventh: The appointment of delegates to formalize the resolutions of the meeting was approved.

Eight: The minutes of the meeting were approved.